

13030096 ..D STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE (City) WA (State) 98109-3031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN O. NELSON, JR. (206) 682-6261 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST., STE. 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, MARTIN O. NELSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN NELSON & CO., INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


FREDERIC L. ROEBKE
COMMISSION EXPIRES
NOTARY
PUBLIC
DEC. 1, 2013
STATE OF WASHINGTON

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPERATELY BOUND REPORT)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5.

MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. ("the Company") as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 11, 2013

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash	$	65,586
Receivable from clearing firm		174,055
Prepaid expenses		3,163
Securities held for resale		10,675
Investments		2,093,065
Furniture and equipment, net of accumulated depreciation of $102,356		43,237
Leasehold improvements, net of accumulated amortization of $22,824		307,370
	$	2,697,151

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	61,423
Income tax payable		18,307
Deferred income tax liability		163,200
Total liabilities		242,930
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		2,439,511
		2,454,221
	$	2,697,151

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

Revenues	
Commissions	$ 969,094
Fees from municipal underwriting	642,611
Gain on securities held for resale	468,650
Realized gain on securities held as investments	3,887
Unrealized gain on securities held as investments	222,139
Interest and dividends	114,288
	2,420,669
Expenses	
Compensation and benefits	1,126,594
Rent	205,938
Profit sharing contribution	140,081
Taxes, other than on income	114,071
Dues and subscriptions	109,509
Professional fees	61,015
Depreciation	43,469
Telephone	34,336
Auto	18,777
Interest	17,713
Office supplies	15,615
Advertising	9,328
Entertainment	7,439
Travel	5,008
Contributions	4,800
Insurance	3,950
Underwriting expense	3,904
Other operating expenses	1,449
	1,922,996
Income before taxes	497,673
Income tax expense	(132,700)
Net income	**$ 364,973**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2012

	Common Stock	Retained Earnings	Total
Balance, December 31, 2011	$ 14,710	$ 2,074,538	$ 2,089,248
Net income for 2012		364,973	364,973
Balance, December 31, 2012	$ 14,710	$ 2,439,511	$ 2,454,221

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income	$	364,973
Adjustments to reconcile net income to cash flows from operating activities		
Depreciation		43,469
Deferred tax expense		90,200
Realized gain on securities held as investments		(3,887)
Unrealized gain on securities held as investments		(222,139)
Changes in operating assets and liabilities		
Receivable from clearing firm		129,845
Prepaid expenses		13,454
Securities held for resale		(10,675)
Accounts payable and accrued expenses		(8,089)
Income tax payable		26,887
Cash flows from operating activities		424,038
Cash Flows from Investing Activities		
Purchase of investments		(254,550)
Proceeds from sale of investments		171,763
Purchase of furniture, equipment and leasehold improvements		(332,180)
Cash flows from investing activities		(414,967)
Increase in cash		**9,071**
Cash Balance, Beginning of Year		**56,515**
Cash Balance, End of Year	$	65,586

Supplemental Cash Flow Information		
Cash paid during the year for:		
Federal income tax	$	24,360
Interest	$	15,615

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are primarily individuals located in the Pacific Northwest. The Company is also involved in underwriting of municipal bonds and earns an underwriting fee when the underwriting is completed. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances at various financial institutions. The balances occasionally exceed federally insured limits. Cash balances are available for immediate withdrawal.

Revenue Recognition

Commissions associated with the securities transactions are recognized on a settlement date basis which is not materially different from transactions recorded on a trade date basis. Fees from municipal underwriting are recognized when the related services are completed. Realized (calculated using the specific identification cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Securities Held for Resale

Securities held for resale consist of municipal bonds that are carried at fair value based on observable market inputs which are classified within Level 2 of the hierarchy, consisting of quoted values of the same securities on or around December 31, 2012, as these are not traded on a regular basis. One issuer of municipal bonds represented the entire balance of the securities held for resale as of December 31, 2012.

Investments

Investments consist of various common stocks and municipal bonds and are carried at fair value. The majority of fair value of common stocks is based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy. The fair value of certain common stocks are based on observable market inputs which are classified within Level 2 of the hierarchy, consisting of quoted values of the same securities traded around December 31, 2012, as these securities are not traded on a regular basis. The fair value of municipal bonds is based on observable market inputs and is classified within Level 2 of the fair value hierarchy, consisting of quoted values of the same securities traded around December 31, 2012, as these securities are not traded on a regular basis. One issuer of common stock represented 13% of all investments as of December 31, 2012.

The fair value of investments at December 31, 2012, was determined within the above fair value hierarchy as follows:

	Level 1 Inputs	Level 2 Inputs	Total
Investments			
Common stocks	$ 1,619,976	$ 228,965	$ 1,848,941
Municipal bonds		244,124	244,124
Total investments	1,619,976	473,089	2,093,065
Securities held for resale			
Municipal bonds		10,675	10,675
	$ 1,619,976	$ 483,764	$ 2,103,740

Furniture and Equipment/Leasehold Improvements

Furniture and equipment are stated at cost and are depreciated using straight-line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized using straight-line over the shorter of their estimated lives or the anticipated term of the lease.

Advertising

Advertising costs are expensed as incurred.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in depreciation rates on property. At December 31, 2012, the components of net deferred tax liabilities are as follows:

Furniture and equipment/leasehold improvements	$ 3,000
Investments	160,200
	$ 163,200

The income tax expense is composed of:

Current provision	$ 42,500
Deferred provision	90,200
	$ 132,700

The provision for federal income tax may differ from the statutory rate primarily due to interest income that is exempt from tax and the dividends received deduction.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2012. Tax years that remain subject to examination are for the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the same date of the independent auditors' report.

Note 2. Clearing Organization

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 3. Related Party Transactions

The Company has an office lease agreement with a company owned by the president's immediate family members. The office space is leased under a non-cancelable operating lease expiring on December 31, 2015. The total rent expense paid to the related party amounted to $205,938 for the year ended December 31, 2012. Minimum future lease payments under this non-cancelable operating lease for the remainder of the lease for years ending December 31 are as follows:

Year		Amount
2013	$	211,992
2014		211,992
2015		211,992
	$	635,976

Note 4. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments (other than the non-cancelable lease described in Note 3), guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2012.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2012, the Company had computed net capital of $1,642,355, which was in excess of the required net capital level by $1,392,355. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.049 to 1.

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2012

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$ 2,454,221
Deductions:	
Furniture and equipment/leasehold improvements	350,607
Petty cash	50
Prepaid expenses	3,163
	353,820
Haircuts on securities:	
Equity securities	471,962
Debt securities	11,394
Money market accounts	2,579
Undue concentration haircuts	9,115
Add back an allocation of deferred tax associated with haircut on unrealized appreciation of investments	(37,004)
	458,046
Total deductions and haircuts	811,866
Net capital	1,642,355
Minimum net capital	250,000
Excess net capital	$ 1,392,355

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	
Accounts payable and accrued expenses	$ 79,730
Total aggregate indebtedness	$ 79,730

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	
Percentage of aggregate indebtedness to net capital	4.9%
Ratio of aggregate indebtedness to net capital	0.049 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2012

Credit balances	$	-
Debit balances		
Excess total credits over debits	$	-
Amount required to be on deposit (Excess credits over debits x 105%)	$	-
Amount held on deposit in reserve bank accounts	$	8,309

Martin Nelson & Co, Inc. is not required to show Schedule II and IV and it is exempt from these requirements pursuant to Rule 15c3-3 under paragraph K(2)(i). However, the Company's management elected to report these schedules as if they are not exempt from these requirements.

MARTIN NELSON & CO., INC.

SCHEDULE III
SCHEDULES OF RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
December 31, 2012

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Excess of total credits over debits as reported by the Company	$ -
Excess of total credits over debits, as audited	$ -

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, per the broker's unaudited Focus Report, Part II A, and net capital per audited financial statements	$ 1,642,355

MARTIN NELSON & CO., INC.

SCHEDULE IV
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2012

The market value and number of items of:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under Rule 15c3-3.	NONE
Number of items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Martin Nelson & Co., Inc. ("the Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peters Sullivan LLP

February 11, 2013

MARTIN NELSON & CO., INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Martin Nelson & Co., Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 11, 2013

MARTIN NELSON & CO., INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2012

Total assessment for the year ended December 31, 2012	$	5,741
Payment made with SIPC-6 July 23, 2012		(3,241)
Amount due with SIPC-7	$	2,500